November 15, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR and FACSIMILE

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for the year ended December 31, 2005.

File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below is our response to the follow-up comments communicated to us via telephone from Ms. Keira Ino on October 20, 2006. We have also filed this response electronically with the Securities and Exchange Commission via EDGAR as a Correspondence filing.

We received a comment letter from the Staff, dated August 22, 2006, which included the following comment regarding the Contractual Obligations Table in our above referenced filing:

Please provide us a revised contractual obligations table that: (a) reflects an undiscounted amount for your long-term debt, as opposed to reflecting the Convertible Debentures and Senior Notes net of their unamortized discounts and (b) includes estimates of all future interest payment obligations under the long-term debt, not just the interest that has been accrued. In addition, please tell us to what extent your other noncurrent liabilities, which appear to primarily consist of accruals for professional and general liability claims and for defined benefit pension plan liability, represent contractual obligations that should have been included in your contractual obligations table. If there were any material obligations that should have been included in the table, please also include them in the revised contractual obligations table that you provide us.

In our response dated August 31, 2006, we provided the revised contractual obligations table and also provided the following components and amounts comprising the $289.2 million of long-term liabilities on our balance sheet as of December 31, 2005:

(millions) Amount
Professional and general liability	$200.0
Workers’ compensation liability	25.4

Subtotal – self-insurance liability	225.4
Defined benefit pension plan liability	27.2
Other retirement plan liability	7.6
Deferred compensation plan payable	10.5
Other long-term liabilities	18.5

Total Other Noncurrent Liabilities	$289.2

In our August 31, 2006 response, we stated that the Contractual Obligations Table in future filings would include: (i) debt on an undiscounted basis, if applicable (our convertible debentures are no longer outstanding since in June of 2006, 90% of our convertible debentures were converted to shares of our Class B Common Stock and the remaining 10% were redeemed/repurchased); (ii) the estimated future interest payment obligations on debt outstanding as of year-end, and; (iii) the estimated future defined benefit pension plan and other retirement plan payments.

During our telephone conversation with Ms. Ino, we were asked to provide additional clarification supporting our position of excluding the self-insurance liabilities from the Contractual Obligations Table and to also address the self-insurance liabilities as they relate to the requirements of Regulation S-K, Item 303 (A) (1).

As indicated in our original response, since there are no significant contractual obligations associated with our self-insured professional and general liability or workers’ compensation liability programs, we do not believe the liabilities reflected on our balance sheet should be included on the table of contractual obligations. As disclosed in our financial statements, we provide for our self-insured risks based on estimates of the ultimate costs for both reported claims and claims incurred but not reported. Estimated losses from asserted and incurred but not reported claims are accrued based on our estimates of the ultimate costs of the claims, which includes costs associated with litigating or settling claims, and the relationship of past reported incidents to eventual claims payments. All relevant information, including our own historical experience, the nature and extent of existing asserted claims and reported incidents, and independent actuarial analyses of this information, is used in estimating the expected amount of claims.

Also, although we have estimated the amounts payable during the next 12 months pursuant to these self-insurance programs for balance sheet classification purposes, we do not believe we are able to reasonably estimate the amounts payable during the next four years and thereafter for proper classification on the table.

Item 303 (A) (1) (Liquidity section of Management’s Discussion & Analysis) requires the identification of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in a material way. At the end of each reporting period, we evaluate the estimated amounts payable during the next 12 month period pursuant to our self-insured programs and make a determination at that time, as to whether or not the estimated cash required to settle our self-insured claims is expected to have a material impact on our liquidity. In making this determination, we consider factors such as changes in the actuarially determined estimates for the future liabilities and the estimated cash required to settle claims that have been in process and are expected to be settled or decided by legal proceedings, as well as the availability of capital resources pursuant to our revolving credit facility and/or expected future cash flow provided by operating activities.

Should our evaluation at the end of any reporting period indicate that the estimated cash required to settle our self-insurance claims may have a material impact on our future liquidity, we would include appropriate disclosure in the Liquidity section of our MD&A at that time. We also note that, on a historical basis, the payments made in settlement of our self-insurance claims, as presented on a separate line on our Consolidated Statements of Cash Flows, have not varied by material amounts (as measured on a liquidity basis) during the last three years. These payments amounted to $32.1 million during 2005, $46.9 million during 2004 and $43.4 million during 2003.

We believe that our filings include adequate disclosure related to our self-insured professional and general liability insurance program as outlined in Item 7. Management’s Discussion and Analysis of Operations and Financial Condition-Professional and General Liability Claims and Property Insurance and in Note 8 to the Consolidated Financial Statements-Commitments and Contingencies.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Steve Filton

Steve Filton

Senior Vice President and Chief Financial Officer

Universal Health Services, Inc.

367 South Gulph Road

King of Prussia, PA 19406

610-768-3319 (telephone)

610-768-3318 (fax)

steve.filton@uhsinc.com (email)